UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

490 Boulevard St-Joseph, Suite 204

Gatineau, Québec, Canada J8Y 3Y7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐        Form  40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-228924).

Exhibit	Description

99.1	Material Change Report dated May 30, 2019

99.2	Supplemental Warrant Indenture dated as of May 24, 2019 – June 2018 Warrant Indenture

99.3	Supplemental Warrant Indenture dated as of May 24, 2019 – February 2018 Warrant Indenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: May 31, 2019	By:	/s/ Steve Burwash
	Name:	Steve Burwash
	Title:	Interim Chief Financial Officer